UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 January 2019

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 02 January 2019	Announcement Block listing Interim Review 02 January 2019
Announcement Transaction in Own Shares 03 January 2019	Announcement Transaction in Own Shares 04 January 2019
Announcement Transaction in Own Shares 07 January 2019	Announcement Transaction in Own Shares 08 January 2019
Announcement Transaction in Own Shares 09 January 2019	Announcement Director/PDMR Shareholding 10 January 2019
Announcement Director/PDMR Shareholding 10 January 2019	Announcement Transaction in Own Shares 10 January 2019
Announcement Transaction in Own Shares 11 January 2019	Announcement Transaction in Own Shares 14 January 2019
Announcement Transaction in Own Shares 15 January 2019	Announcement Transaction in Own Shares 16 January 2019
Announcement Transaction in Own Shares 17 January 2019	Announcement Transaction in Own Shares 18 January 2019
Announcement Director/PDMR Shareholding 21 January 2019	Announcement Transaction in Own Shares 21 January 2019
Announcement Transaction in Own Shares 22 January 2019	Announcement Transaction in Own Shares 23 January 2019
Announcement Transaction in Own Shares 24 January 2019	Announcement Transaction in Own Shares 28 January 2019
Announcement Transaction in Own Shares 28 January 2019	Announcement Transaction in Own Shares 29 January 2019
Announcement Transaction in Own Shares 30 January 2019	Announcement Change to Diageo Board Committee 31 January 2019
Announcement Transaction in Own Shares 31 January 2019

Diageo PLC – Total Voting Rights
Dated 02 January 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 December 2018 consisted of 2,649,169,201 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights.  230,901,659 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,418,267,542 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

2 January 2019

Diageo PLC – Block listing Interim Review
Dated 02 January 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

BLOCK LISTING RETURN

Date: 2 January 2019

Name of applicant:		Diageo plc
Name of scheme:		Diageo Associated Companies Share Option Plan (otherwise known as the Diageo Associated Companies Share Plan)
Period of return:	From:	1 January 2018	To:	31 December 2018
Balance of unallotted securities under scheme(s) from previous return:		191,003
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		17,282
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		173,721
Name of contact:		Hina Patel, Senior Assistant Company Secretary
Telephone number of contact:		+44 (0)20 8978 6000

Name of applicant:		Diageo plc
Name of scheme:		Diageo plc Associated Companies Share Incentive Plan
Period of return:	From:	1 January 2018	To:	31 December 2018
Balance of unallotted securities under scheme(s) from previous return:		322,455
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		35,583
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		286,872
Name of contact:		Hina Patel, Senior Assistant Company Secretary
Telephone number of contact:		+44 (0)20 8978 6000

Name of applicant:		Diageo plc
Name of scheme:		Diageo 2014 Long Term Incentive Plan
Period of return:	From:	1 January 2018	To:	31 December 2018
Balance of unallotted securities under scheme(s) from previous return:		496
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		67,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		20,128
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		47,368
Name of contact:		Hina Patel, Senior Assistant Company Secretary
Telephone number of contact:		+44 (0)20 8978 6000

Diageo PLC – Transaction in Own Shares
Dated 03 January 2019

Transaction in Own Shares
January 03, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 03, 2019	35,788	2,752.50	2,727.50	2,741.17	XLON
January 03, 2019	21,667	2,752.00	2,727.50	2,741.34	CHIX
January 03, 2019	2,545	2,750.00	2,730.50	2,741.94	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1730M_1-2019-1-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 04 January 2019

Transaction in Own Shares
January 04, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 04, 2019	23,391	2,747.00	2,701.50	2,733.58	XLON
January 04, 2019	15,183	2,747.00	2,701.50	2,732.73	CHIX
January 04, 2019	1,426	2,744.50	2,708.50	2,737.52	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2928M_1-2019-1-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 07 January 2019

Transaction in Own Shares
January 7, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 07, 2019	22,964	2,738.00	2,710.50	2,721.01	XLON
January 07, 2019	15,743	2,741.00	2,710.50	2,721.29	CHIX
January 07, 2019	1,293	2,728.00	2,713.50	2,720.95	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4259M_1-2019-1-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 08 January 2019

Transaction in Own Shares
January 08, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 08, 2019	24,498	2,748.00	2,717.00	2,739.32	XLON
January 08, 2019	14,019	2,749.00	2,717.00	2,739.26	CHIX
January 08, 2019	1,483	2,747.50	2,727.00	2,739.60	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5547M_1-2019-1-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 09 January 2019

Transaction in Own Shares
January 09, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 09, 2019	23,065	2,765.00	2,715.50	2,739.62	XLON
January 09, 2019	15,447	2,765.00	2,716.00	2,740.32	CHIX
January 09, 2019	1,488	2,762.00	2,718.50	2,742.46	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6733M_1-2019-1-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 10 January 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.125	305
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-01-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 January 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 January 2019, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 January 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.04	6 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-01-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	David Cutter
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.04	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-01-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Victoria Frame
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.04	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-01-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.04	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-01-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.04	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-01-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.04	6 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-01-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 10 January 2019

Transaction in Own Shares
January 10, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 10, 2019	47,735	2,731.50	2,699.50	2,721.65	XLON
January 10, 2019	60,297	2,731.50	2,699.50	2,724.29	CHIX
January 10, 2019	11,968	2,731.50	2,704.50	2,724.84	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8062M_1-2019-1-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 11 January 2019

Transaction in Own Shares
January 11, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 11, 2019	11,304	2,776.50	2,738.50	2,754.44	XLON
January 11, 2019	8,289	2,776.50	2,738.50	2,753.17	CHIX
January 11, 2019	407	2,776.50	2,740.50	2,759.07	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9308M_1-2019-1-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 14 January 2019

Transaction in Own Shares
January 14, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 14, 2019	23,619	2,757.50	2,717.00	2,732.43	XLON
January 14, 2019	14,739	2,757.50	2,717.00	2,732.62	CHIX
January 14, 2019	1,642	2,749.00	2,721.50	2,731.43	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0598N_1-2019-1-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 15 January 2019

Transaction in Own Shares
January 15, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 15, 2019	23,487	2,758.00	2,731.00	2,743.52	XLON
January 15, 2019	14,344	2,758.00	2,731.00	2,743.08	CHIX
January 15, 2019	2,169	2,758.00	2,734.50	2,744.29	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1834N_1-2019-1-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 16 January 2019

Transaction in Own Shares
January 16, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 16, 2019	24,647	2,742.00	2,710.50	2,724.14	XLON
January 16, 2019	14,013	2,747.50	2,710.50	2,724.25	CHIX
January 16, 2019	1,340	2,740.00	2,712.00	2,724.07	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3164N_1-2019-1-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 17 January 2019

Transaction in Own Shares
January 17, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 17, 2019	223,338	2,740.00	2,705.00	2,729.97	XLON
January 17, 2019	143,336	2,740.00	2,707.00	2,730.10	CHIX
January 17, 2019	31,326	2,740.00	2,707.00	2,730.36	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4378N_1-2019-1-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 18 January 2019

Transaction in Own Shares
January 18, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 18, 2019	95,440	2,760.50	2,722.50	2,747.16	XLON
January 18, 2019	49,562	2,760.50	2,726.50	2,747.25	CHIX
January 18, 2019	11,998	2,760.50	2,726.50	2,747.54	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5615N_1-2019-1-18.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 21 January 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Franz
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	Purchase of shares under the US Share Value Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$111.74	179
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-31
f)	Place of transaction	New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alberto Gavazzi
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	Purchase of shares under the US Share Value Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$111.74	179
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-31
f)	Place of transaction	New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Deirdre Mahlan
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	Purchase of shares under the US Share Value Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$111.74	161
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-31
f)	Place of transaction	New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Syl Saller
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	Purchase of shares under the US Share Value Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$111.74	179
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-12-31
f)	Place of transaction	New York Stock Exchange (XNYS)

Diageo PLC – Director/PDMR Shareholding
Dated 21 January 2019

Transaction in Own Shares
January 21, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 21, 2019	23,210	2,772.00	2,755.50	2,763.19	XLON
January 21, 2019	14,442	2,772.00	2,753.50	2,763.21	CHIX
January 21, 2019	2,348	2,772.00	2,756.50	2,762.59	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6864N_1-2019-1-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 January 2019

Transaction in Own Shares
January 22, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 22, 2019	23,127	2,776.50	2,750.00	2,764.79	XLON
January 22, 2019	14,852	2,776.50	2,750.00	2,764.30	CHIX
January 22, 2019	2,021	2,776.00	2,755.00	2,765.04	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8072N_1-2019-1-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 23 January 2019

Transaction in Own Shares
January 23, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 23, 2019	23,089	2,758.50	2,736.00	2,748.48	XLON
January 23, 2019	15,301	2,758.50	2,736.00	2,748.51	CHIX
January 23, 2019	1,610	2,758.50	2,738.00	2,748.50	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9289N_1-2019-1-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 24 January 2019

Transaction in Own Shares
January 24, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 24, 2019	24,832	2,749.00	2,730.00	2,737.24	XLON
January 24, 2019	13,899	2,749.00	2,730.00	2,737.27	CHIX
January 24, 2019	1,269	2,742.00	2,732.50	2,737.11	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0609O_1-2019-1-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 28 January 2019

Transaction in Own Shares
January 28, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 28, 2019	48,172	2,713.50	2,689.00	2,702.56	XLON
January 28, 2019	27,042	2,713.50	2,689.00	2,702.41	CHIX
January 28, 2019	4,671	2,713.50	2,695.50	2,702.66	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

 http://www.rns-pdf.londonstockexchange.com/rns/3268O_1-2019-1-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 28 January 2019

Transaction in Own Shares
January 25, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 25, 2019	24,399	2,736.50	2,711.50	2,724.98	XLON
January 25, 2019	13,780	2,736.50	2,712.00	2,725.51	CHIX
January 25, 2019	1,821	2,736.50	2,712.50	2,725.42	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3271O_1-2019-1-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 29 January 2019

Transaction in Own Shares
January 29, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 29, 2019	16,417	2,747.00	2,703.00	2,730.85	XLON
January 29, 2019	12,309	2,747.00	2,705.00	2,729.95	CHIX
January 29, 2019	1,274	2,747.00	2,720.00	2,731.83	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4596O_1-2019-1-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 30 January 2019

Transaction in Own Shares
January 30, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 30, 2019	20,789	2,774.00	2,751.50	2,761.84	XLON
January 30, 2019	16,471	2,774.00	2,751.50	2,761.71	CHIX
January 30, 2019	2,740	2,762.50	2,755.50	2,760.75	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5937O_1-2019-1-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Change to Diageo Board Committee
Dated 31 January 2019

31 January 2019

Change to Diageo Board Committee

Diageo announces the appointment of Susan Kilsby as Chair of its Remuneration Committee, with effect from 29 January 2019.

Susan replaces Lord Davies, who is stepping down from the role but will remain on Diageo's Board of Directors and as a member of its Remuneration Committee.

Diageo's Chairman, Javier Ferrán, said:

"Susan is a highly talented and experienced director, having served on a number of boards including as Chairman of the Board of Shire plc since 2014 up until its recent sale to Takeda. She has strong and extensive experience in executive remuneration and has chaired BBA Aviation plc's Remuneration Committee since 2013. I would also like to express my gratitude to Lord Davies for serving as Chairman of the Remuneration Committee for more than seven years. I look forward to his continuing contributions to the work of the Committee and the Board."

ENDS

Enquiries:

Media relations:	Jessica Rouleau	+44 (0)7925 642 561
	press@diageo.com	+44 (0)20 8978 2749

Investor relations:	Andy Ryan	+44 (0) 20 8978 6504
	Pier Falcione	+44 (0) 20 8978 4838
investor.relations@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC – Transaction in Own Shares
Dated 31 January 2019

Transaction in Own Shares
January 31, 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 31, 2019	32,321	2,901.00	2,855.00	2,887.57	XLON
January 31, 2019	20,830	2,901.00	2,847.50	2,887.36	CHIX
January 31, 2019	2,849	2,899.00	2,870.50	2,889.41	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7448O_1-2019-1-31.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 February 2019

By:___/s/ James Edmunds

FILING SIGNATORY: James Edmunds
POSITION: Deputy Company Secretary